(d)(2)(v)

August 3, 2009

Todd Modic

Senior Vice President

ING Investments, LLC

7337 E. Doubletree Ranch Rd.

Scottsdale, AZ 85258

Dear Mr. Modic:

ING Investments, LLC (“ING Investments”) and ING Investment Management Co. (“ING IM”) are parties to a Sub-Advisory Agreement dated March 1, 2002, as amended (the “Agreement”), and pursuant to an Acceptance Letter dated August 3, 2009, ING Investments has agreed to pay ING IM an annual sub-advisory fee of 0.27% as a percentage of average daily net assets of ING Dow Jones Euro STOXX 50® Index Portfolio, ING FTSE 100 Index Portfolio, and ING Japan Equity Index Portfolio, and 0.2025% as a percentage of average daily net assets of ING Nasdaq 100 Index Portfolio (each a “Portfolio” and collectively, the “Portfolios”). By this letter dated August 3, 2009, ING IM voluntarily waives a portion of the annual sub-advisory fee that it is entitled to receive as follows:

ING IM will waive 0.1125% of the sub-advisory fee payable by ING Investments for a period of three years for the period from August 3, 2009 through and including August 5, 2012 for each Portfolio, as indicated in the net sub-advisory fee rate reflected in the schedule set out below.

	Annual Sub-Advisory Fee
Series	Gross	Waiver	Net
ING Dow Jones Euro STOXX 50® Index Portfolio	0.27%	0.1125%	0.1575%
ING FTSE 100 Index Portfolio	0.27%	0.1125%	0.1575%
ING Japan Equity Index Portfolio	0.27%	0.1125%	0.1575%
ING Nasdaq 100 Index Portfolio	0.2025%	0.1125%	0.09%

August 3, 2009

Please acknowledge your acceptance of this fee waiver by executing below in the place indicated.

Very sincerely,

/s/ Jeffrey T. Becker
Jeffrey T. Becker Chief Operating & Financial Officer ING Investment Management Co.

ACCEPTED AND AGREED TO: ING Investments, LLC

By:	/s/ Todd Modic
Todd Modic Senior Vice President